June 13, 2014

VIA EDGAR

United States

Securities and Exchange Commission

Washington, D.C.  20549

Attn:                    David Lin

Michael Clampitt

Re:                             River Valley Bancorp

Registration Statement on Form S-1

Filed April 17, 2014

File No. 333-195361

Dear Mr. Lin:

We have received your letter dated June 10, 2014, concerning comments on the above-referenced registration statement of River Valley Bancorp (the “Company”).  On behalf of the Company, set forth below are our responses to those comments.  For your convenience, we have reproduced your comments in bold below followed by our responses in regular type.

Amendment No. 1 to Registration Statement on Form S-l

Directed Share Program, page 58

1.                                      We note your response to prior comment 9 in our letter dated May 13, 2014. As soon as practicable, please indicate in the registration statement the number of shares or percentage you are reserving for sale in the directed share program. In addition, please tell us:

•                                                                 whether you anticipate the aggregate dollar amount of such sales to exceed the lesser of $120,000 or one percent of the average of the Company’s total assets at year end for the last two completed fiscal years for any person in one of the categories described in Item 404(a) of Regulation S-K;

•                                                                 whether 5% or more of the shares in the offering are directed to one person or organization; and

•                                                                 whether disclosure under Item 404 of Regulation S-K is required with respect to participation in the directed share program by any party.

We may have further comments based upon your response.

We have indicated on the cover page of the prospectus and throughout the document the total shares offered in the Offering (825,000), the number of shares subject to the over-allotment option (123,750), and the maximum shares to be offered and sold in the Directed Share Program (82,500).  These share numbers are based on an aggregate offering amount of $25,000,000, which is what we are registering with this Amendment No. 2, and assumes an offering price of $25.65 per share, based on yesterday’s closing price.

We believe that the only individuals and entities as to which disclosure is required under Item 404 are Fred Koehler, River Valley Bancorp’s Chairman, and the River Valley Bancorp Employee Stock Ownership Plan.  We had already included their anticipated share purchases in the prospectus filed as part of Amendment No. 1 to the S-1 Registration Statement.  But in this filing, in the “Related Party Transactions” section on page 42, we have made a more express disclosure of the expected dollar amount and estimated shares to be purchased by those persons.  We have also cross-referenced to the “Beneficial Ownership of Common Stock” section of the prospectus where this information is disclosed for all of the directors and executive officers and for the ESOP.

2.                                      Your response to prior comment 9 states that “Invitees will ... receive paperwork to complete to open a brokerage account at Stifel in the event the Invitee wants to participate in the Program.” Please supplementally clarify whether such accounts will be general purpose accounts or accounts specifically earmarked for this offering. If the latter is the case, please tell us whether any account funding is allowed prior to effectiveness of the registration statement.

As described in our prior response letter, any potential investor who indicates that he/she/it is interested in purchasing shares in the offering through the Directed Share Program will be required to open a brokerage account at Stifel. Any brokerage accounts opened by Invitees in the offering at Stifel will be general purpose brokerage accounts. Neither KBW nor Stifel will request that any funds be deposited into such accounts prior to the effectiveness of the registration statement.

Exhibit 5.1

3.                                      Please arrange for counsel to revise its opinion to quantify the shares of common stock to be offered.

A revised opinion which references the 948,750 shares of common stock offered rather than the value of shares offered is filed with this Amendment No. 2 to the Form S-1 Registration Statement.

We appreciate your review of our responses to your comments.  Should you have additional comments or questions, please contact me at 317-231-7231.

Sincerely,

/s/ CLAUDIA V. SWHIER

Claudia V. Swhier

cc:           Matthew P. Forrester